Wilson Sonsini Goodrich & Rosati Professional Corporation One Market Plaza Spear Tower, Suite 3300 San Francisco, California 94105-1126 o: 415.947.2000 f: 415.947.2099

March 2, 2022

VIA EDGAR AND SECURE FILE TRANSFER

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, DC 20549-3720

Attn:	Jay Ingram

Geoffrey Kruczek

SiSi Cheng

Kevin Stertzel

Re:	Gogoro Inc.

Amendment No. 2 to Registration Statement on Form F-4

Filed February 7, 2022

File No. 333-261181

Ladies and Gentlemen:

On behalf of our client, Gogoro Inc. (the “Company”), we submit this letter in response to the comments contained in the letter dated February 23, 2022 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission relating to the above referenced Registration Statement on Form F-4 as filed by the Company on February 7, 2022 (the “Registration Statement”). We are concurrently filing via EDGAR Amendment No. 3 to the Registration Statement (“Amendment No. 3”) marked in accordance with Regulation S-T Item 310. Given the current concerns about public health, we have not submitted paper copies of this letter or Amendment No. 3 to the Staff, but we are happy to provide upon your request.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except for page references contained in the comments of the Staff, or as otherwise specifically indicated, page references herein correspond to the page of Amendment No. 3.

Amendment No. 2 to Registration Statement on Form F-4 filed February 7, 2022

Summary Unaudited Pro Forma Condensed Combined Financial Information and Comparative per Share Data, page 21

1.

We note your updated disclosure on page 23 in response to our prior comment 3. It appears that the shares subject to possible redemption are excluded from the numerator (i.e. total equity) but are included in the denominator (i.e. total shares outstanding) in your book value per share calculation. Please tell us why you believe your calculation is appropriate.

The Company has revised the disclosure on pages 22-23 of Amendment No. 3 to address the Staff’s comment.

U.S. Securities and Exchange Commission

March 2, 2022

Unaudited Pro Forma Condensed Combined Financial Information, page 203

2.

We note your response to prior comment 14. We agree with your view that since Poema is not a business, the transaction is not a business combination but a share-based payment transaction which should be accounted for in accordance with IFRS 2. We also agree with your view that any difference in the fair value of the shares deemed to have been issued by Gogoro and the fair value of Poema’s identifiable net assets represents a service received by Gogoro and should be recorded as listing expense. However, it is unclear to us why you correspondingly credited the excess amount to ordinary shares and capital surplus. It appears the transaction should be recorded by debiting Poema’s identifiable net assets acquired, debiting listing expense that equals the excess of the fair value of Gogoro shares deemed to have been issued, and crediting ordinary shares and capital surplus for the fair value of Gogoro shares deemed to have been issued. Please contact us if you require further clarification or guidance.

The Company has revised the disclosure on pages 207 and 216 of Amendment No. 3 to address the Staff’s comment.

3.	Refer to Note (M) on page 206. Please explain why the derivative liability related to the Earnout shares decreased your capital surplus as opposed to decreasing your retained earnings.

The Company has revised the disclosure on page 215 of Amendment No. 3 to address the Staff’s comment to reflect that the derivative liability related to the Earnout Shares decreased its retained earnings as opposed to its capital surplus.

Taxation, page 234

4.

From your response to prior comment 16, it continues to appear you are required to file a tax opinion. Please file the tax opinion or be prepared to revise your determination that the transaction is intended to qualify as a tax-free reorganization.

The Company has filed a tax opinion as Exhibit 8.1 and revised the disclosure on pages 92 and 238-239 of Amendment No. 3 to address the Staff’s comment.

U.S. Securities and Exchange Commission

March 2, 2022

Unaudited Interim Consolidated Financial Statements of Gogoro 31. Significant Events after the Reporting Period, page F-69

5.	Please tell us what consideration was given to disclosing the Additional Subscription Agreement certain investors entered into on January 18, 2022 in your subsequent events footnote.

The Company respectfully advises the Staff that the Additional Subscription Agreement was not disclosed in its subsequent events footnote because the Company has evaluated its subsequent events after the balance sheet date only up until the date that its financial statements were issued, which was November 15, 2021, as disclosed in footnote 2, “Approval of Financial Statements” on page F-45. The Company has provided disclosure regarding the Additional Subscription Agreement in other sections of Amendment No. 3 including the cover page.

6.

Notwithstanding your response to prior comment 18, the first page of Exhibit 10.12 does not include the legend required by Item 601(b)(10)(iv) of Regulation S-K. Therefore, we reissue the second sentence of that comment.

The Company has updated the first page of Exhibit 10.13 of Amendment No. 3 to include the legend required by Item 601(b)(10)(iv) of Regulation S-K.

* * * * *

U.S. Securities and Exchange Commission

March 2, 2022

If you have any questions or comments regarding this letter and the responses set forth above, please direct the questions to me at mbaudler@wsgr.com or 650-320-4597.

Respectfully Submitted,

/s/ Mark Baudler

Mark Baudler

Wilson Sonsini Goodrich & Rosati, P.C.

cc:	Bruce Morrison Aitken, Gogoro Inc.

Steven V. Bernard, Wilson Sonsini Goodrich & Rosati, P.C.

Jesse Sheley, Kirkland & Ellis International LLP

Joseph Raymond Casey, Kirkland & Ellis International LLP

Steve Lin, Kirkland & Ellis International LLP